Exhibit (e)(4)

EXECUTION COPY

INTERCOMPANY LOAN AGREEMENT

Dated as of April 6, 2004

between

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

and

CELANESE AMERICAS CORPORATION

INTERCOMPANY LOAN AGREEMENT dated as of April 6, 2004 (this “Agreement”)

          BETWEEN

(1)	Celanese Americas Corporation, a Delaware corporation (the “Borrower”); and

(2)	BCP Caylux Holdings Luxembourg S.C.A., a partnership limited by shares (société en commandite par actions) established under the laws of Luxembourg (the “Lender”) registered with the Luxembourg Trade and Companies’ Register under Section B number 96771.

          WHEREAS, pursuant to the Credit Agreement (as defined below), certain banks and other financial institutions have severally agreed to make extensions of credit to the Lender upon the terms and subject to the conditions set forth therein;

          WHEREAS, the Borrower is an indirect subsidiary of the Lender;

          WHEREAS, the Lender has agreed to apply the net cash proceeds of the Term Loans under the Credit Agreement (other than the net cash proceeds of Term Loans incurred pursuant to Section 2.22 thereof if made following the Restructuring Date) to fund the Loans (as defined below); and

          WHEREAS, the Borrower will derive substantial direct and indirect benefit from the extensions of credit under the Credit Agreement and from the Loans made pursuant to this Agreement.

          NOW THEREFORE, IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1.	Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. The following terms shall have the following meanings:

“Commitment” means the commitment of the Lender to make Loans as set forth in Section 2.1;

“Credit Agreement” means the credit agreement, dated as of April 6, 2004, between, among others, BCP Crystal Holdings Ltd. 2, the Borrower, Morgan Stanley Senior Funding, Inc. as Global Coordinator, Deutsche Bank AG, New York Branch as Administrative Agent, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc. as Joint Lead Arrangers and the Lenders from time to time party thereto in the form attached hereto as Exhibit A;

“Loan” means each of the loans made by the Lender to the Borrower pursuant to Section 2.2;

“Maturity Date” means the seventh anniversary of the Closing Date;

“Note” means the promissory note evidencing the Loans to be issued by the Borrower in accordance with Section 3 substantially in the form attached hereto as Exhibit B.

1.2.	Save where the contrary is indicated:

(i) the definitions set forth or referred to in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined;

(ii) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(iii) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(iv) all references herein to Sections and Exhibits shall be deemed references to Sections of, and Exhibits to, this Agreement unless the context shall otherwise require;

(v) except as otherwise expressly provided herein, any reference in this Agreement to any other document shall mean such document as amended, restated, supplemented or otherwise modified from time to time; and

(vi) a time of day shall be construed as a reference to New York time.

2.	THE COMMITMENT AND LOANS

2.1.	Subject to the terms and conditions set forth herein, the Lender agrees to make loans to the Borrower in Dollars on the dates specified in Section 2.2 in an aggregate principal amount not to exceed the Commitment. The amount of the Commitment on the Closing Date is the Dollar Equivalent on the Closing Date of €500 million (i.e. $607,615,000). If the Term Loan Commitments under the Credit Agreement are increased pursuant to Section 2.22 thereof prior to the Restructuring Date (the amount of any such increase, the “Term Commitment Increase”), the Commitment under this Agreement will be automatically increased by the amount of the Term Commitment Increase.

2.2.	On each date on which the Lender borrows a Term Loan under the Credit Agreement (other than with regard to Term Loans made after the Restructuring Date pursuant to Section 2.22 of the Credit Agreement), the Lender shall make, and the Borrower shall borrow, a Loan in the principal amount of the net cash proceeds of such Term Loan. The amount of the Loan made on the Closing Date shall be the Dollar Equivalent on the Closing Date of €50,000,000 (i.e. $60,761,500).

3.	THE NOTE

3.1.	The Borrower undertakes to issue on the Closing Date a Note evidencing the Loans.

3.2.	The Borrower hereby acknowledges and agrees that the Note may be pledged by the Lender pursuant to the Parent Guarantee and Pledge Agreement, dated as of April 6,

2004, between the Lender and Deutsche Bank AG, New York Branch, as Collateral Agent.

4.	USE OF PROCEEDS

The Borrower will use the proceeds of the Loans (a) for liquidity purposes, (b) to effect on the date received Pension Prefundings and/or Refinancings and (c) in the case of any Loans which are made with the proceeds of Term Loans borrowed pursuant to Section 2.22 of the Credit Agreement prior to the Restructuring Date, to consummate the Designated Acquisition.

5.	INTEREST

5.1.	At any time, the interest rate per annum with respect to any Loan (or portion thereof) shall equal the rate per annum applicable at such time to the Term Loan (or portion thereof) under the Credit Agreement the proceeds of which were used to fund such Loan (the “Reference Term Loan”) plus three basis points. Accrued interest on each Loan shall be payable in arrears on (i) each date which constitutes an Interest Payment Date under the Credit Agreement with respect to the applicable Reference Term Loan and (ii) each other date on which interest is payable with respect to the applicable Reference Term Loan pursuant to Section 2.13 of the Credit Agreement (any such date described in these clauses (i) or (ii), a “Reference Interest Payment Date”); provided however, that the Borrower may, at its option, defer the payment of any interest accruing prior to April 1, 2005 until April 1, 2005, with any such deferred interest to be paid on such date (with such date being deemed, in such circumstances, to be a Reference Interest Payment Date).

5.2.	If any principal of or interest on any Loan or any fees or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall, to the extent permitted by law, bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in Section 5.1 or (ii) in the case of any other amount, 2% plus the rate applicable to Revolving Loans that are ABR Loans as provided in paragraph (a) of Section 2.13 of the Credit Agreement; provided that this paragraph shall not apply to any payment default that has been waived by the Lender pursuant to Section 16 or to any payment default that is matched by an equivalent payment default under the Credit Agreement.

6.	REPAYMENT AND PREPAYMENT

6.1.	The Borrower shall repay the Loans in Dollars on (x) the last day of each of March, June, September and December of each year following the six month anniversary of the Closing Date (each a “Repayment Date”) and prior to the Maturity Date in an amount equal to ¼ of 1% of the aggregate principal amount of all Loans then or theretofore made pursuant to Section 2.2 and (y) the Maturity Date in an amount equal to the remaining principal amount of the Loans; provided, that, if the scheduled repayments in respect of the Term Loans are adjusted pursuant to paragraph (c) of Section 2.10 of the Credit

Agreement or are amended in accordance with the terms of the Credit Agreement, the same adjustments and amendments shall be automatically made with respect to the repayments required pursuant to this Section.

6.2.	The Borrower may prepay the Loans at any time and from time to time on three Business Days’ notice without premium or penalty, in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000 or, if less, the amount of Loans outstanding under this Agreement.

6.3.	In addition, the Borrower shall (i) repay the Loans in Dollars on each Reference Interest Payment Date (as defined in Section 5.1) in an aggregate amount equal to the amount of accrued interest payable by the Lender on such Reference Interest Payment Date pursuant to Section 2.13 of the Credit Agreement less the amount payable by the Borrower to the Lender on such Reference Interest Payment Date pursuant to Section 5 and (ii) repay the Loans in Dollars on each Repayment Date (as defined in Section 6.1) in an aggregate amount equal to the amount payable by the Lender on such Repayment Date pursuant to Section 2.10 of the Credit Agreement less the amount payable by the Borrower to the Lender on such Repayment Date pursuant to Section 6.1.

6.4.	To the extent not previously paid, the Loans shall be due and payable on the Maturity Date.

6.5.	In the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

7.	TAXES

7.1.	All payments made by the Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority, excluding net income taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Lender as a result of a present or former connection between the Lender and the jurisdiction of the governmental authority imposing such tax or any political subdivision or taxing authority thereof or therein. If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld from any amounts payable to the Lender hereunder, the amounts so payable to the Lender shall be increased to the extent necessary to yield to the Lender interest or any other amounts payable hereunder at the rates or in the amounts specified in this Agreement.

8.	CONDITIONS PRECEDENT

The obligations of the Lender to make the Loans are subject to the satisfaction of the condition that on the date of making of each Loan, the Lender shall have borrowed a Term Loan under the Credit Agreement.

9.	COVENANTS

In the event that the Credit Agreement is amended, restated, novated, supplemented or modified in any way (the latest version of any such document being the “Revised Credit Agreement”), the Lender covenants to provide the Borrower with a copy of the Revised Credit Agreement. The Revised Credit Agreement shall be deemed to be exhibited hereto as Exhibit A.

10.	EVENTS OF DEFAULT

In the case of the happening of any of the following events (“Events of Default”):

(i) default shall be made in the payment of any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(ii) default shall be made in the payment of any interest on any Loan or in the payment of any fee payable hereunder (other than an amount referred to in (i) above), when and as the same shall become due and payable, and such default shall continue unremedied for a period of five Business Days;

(iii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Borrower or of a substantial part of the property or assets of the Borrower under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or for a substantial part of the property or assets of the Borrower, (iii) the winding-up or liquidation of the Borrower; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(iv) the Borrower shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) seek, or consent to, the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (iii) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or for a substantial part of the property or assets of the Borrower, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due; or

(v) an Event of Default (as defined in the Credit Agreement) shall have occurred and be continuing under the Credit Agreement;

then the Lender may take any or all of the following actions, at the same or different times: (i) terminate forthwith the Commitment and (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued amounts and all other liabilities of the Borrower accrued hereunder, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding; and if such event is an Event of Default described in paragraph (iii) or (iv) above, the Commitment shall automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued amounts and all other liabilities of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding.

11.	INDEMNITY

11.1.	The Borrower indemnifies the Lender for all damages (including actual losses and lost profits) suffered in connection with the occurrence of any non-performance or inadequate performance by the Borrower of any of its obligations set forth in this Agreement and for any costs, expenditures and losses (including any stamp duty, other taxes and duties) sustained in connection with the provision of the Loans.

11.2.	The Borrower indemnifies the Lender, and agrees to pay the Lender on demand, in each case, to the extent that the Lender does not engage in wilful misconduct, any amounts which the Lender is required to pay under the following provisions of the Credit Agreement (in each case to the extent such amounts are required to be paid in connection with the Term Loan Facility):

(i) Section 2.12;

(ii) Section 2.13(c), to the extent that it relates to any amount other than principal or interest;

(iii) Section 2.15;

(iv) Section 2.16;

(v) Section 2.17;

(vi) Section 2.21; and

(vii) Section 9.05.

12.	CURRENCY OF ACCOUNT

The Loans shall be made available to the Borrower in Dollars and any payments hereunder (including repayment of the Loans) shall be made in Dollars.

13.	PAYMENTS

13.1.	Any payments hereunder to be made by the Borrower to the Lender shall be made to an account to be specified by the Lender to the Borrower following the date hereof.

13.2.	The date of the fulfilment of the obligation shall be the date on which the bank holding the Lender’s account acknowledges the amount has been paid.

14.	NOTICES

14.1.	Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, (i) in relation to the Borrower, to 86 Morris Avenue, Summit, New Jersey 07901 and (ii) in relation to the Lender, to 20 Rue Eugene Ruppert, L-2453 Luxembourg, in each case with a copy to Blackstone Capital Partners Cayman IV L.P. 345 Park Avenue, New York, New York 10154.

14.2.	All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service, sent by telecopy or electronic means or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 14 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 14.

14.3.	Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto.

15.	WAIVERS; AMENDMENT

15.1.	No failure or delay of the Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lender hereunder are cumulative and are not exclusive of any rights or remedies that it would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by section 15.2 below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower in any case shall entitle it to any other or further notice or demand in similar or other circumstances.

15.2.	Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Lender.

16.	ENTIRE AGREEMENT

This Agreement constitutes the entire contract between the parties relative to the subject matter hereof. Any previous agreement among or representations from the parties with respect to the subject matter hereof is superseded by this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer upon any party other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

17.	WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17.

18.	SEVERABILITY

In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

19.	COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract. Delivery of an executed counterpart to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed original.

20.	HEADINGS

Headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

21.	JURISDICTION; CONSENT TO SERVICE OF PROCESS

21.1.	The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction.

21.2.	The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

22.	GOVERNING LAW

22.1.	This Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first written above.

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A. By it’s Manager, BCP Caylux Holdings Ltd. 1
By:	/s/ Martin Brand
	Name:	Martin Brand
	Title:	Director

CELANESE AMERICAS CORPORATION
By:	/s/ J. K. Chapin
	Name:	Julie K. Chapin
	Title:	Vice President - Law, Principal Executive Officer & Secretary

By:	/s/ M. E. Grom
	Name:	Michael E. Grom
	Title:	Vice President - Finance, Principal Financial Officer & Treasurer

2

Exhibit A

Exhibit B

FORM OF INTERCOMPANY NOTE

The sum of:
the dollar equivalent on the Closing Date of
€500,000,000 (i.e. $607,615,000) plus $175,000,000	New York, New York
April 6, 2004

                    FOR VALUE RECEIVED, the undersigned, CELANESE AMERICAS CORPORATION, a Delaware corporation (the “Borrower”), hereby unconditionally promises to pay to BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A. (the “Lender”) or its registered assigns at the address specified in the Intercompany Loan Agreement (as hereinafter defined) in lawful money of the United States and in immediately available funds, the principal amount of (i) the Dollar Equivalent on the Closing Date of FIVE HUNDRED MILLION EURO (€500,000,000) (i.e. SIX HUNDRED AND SEVEN MILLION, SIX HUNDRED AND FIFTEEN THOUSAND DOLLARS ($607,615,000)), plus ONE HUNDRED AND SEVENTY FIVE MILLION DOLLARS ($175,000,000) or (ii) if less, the unpaid principal amount of all Loans made by the Lender pursuant to Section 2.2 of the Intercompany Loan Agreement. It is acknowledged that the principal amount of this Note on the date hereof is the Dollar Equivalent on the Closing Date of €50,000,000 (i.e. $60,761,500). The principal amount shall be repaid in the amounts and on the dates specified in Section 6 of the Intercompany Loan Agreement. The Borrower further agrees to pay interest in like money at such office on the unpaid principal amount hereof from time to time outstanding at the rates and on the dates specified in Section 5 of the Intercompany Loan Agreement.

                    This Note (a) is the Note referred to in the Intercompany Loan Agreement dated as of April 6, 2004 (as amended, supplemented or otherwise modified from time to time, the “Intercompany Loan Agreement”), between the Borrower and the Lender, (b) is subject to the provisions of the Intercompany Loan Agreement and (c) is subject to optional prepayment and mandatory repayment in whole or in part as provided in the Intercompany Loan Agreement.

                    The Borrower hereby acknowledges and agrees that this Note may be pledged by the Lender pursuant to the Parent Guarantee and Pledge Agreement, dated as of April 6, 2004, between the Lender and Deutsche Bank AG, New York Branch, as Collateral Agent.

                    Upon the occurrence of any one or more of the Events of Default specified in Section 10 of the Intercompany Loan Agreement, all principal and all accrued interest then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Intercompany Loan Agreement.

                    All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, indorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

                    Unless otherwise defined herein, terms defined in the Intercompany Loan Agreement and used herein shall have the meanings given to them in the Intercompany Loan Agreement.

                    THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

CELANESE AMERICAS CORPORATION
By:
Name:
Title:

By:
Name:
Title: